EXHIBIT 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2019

During the three-month periods ended March 31, 2020 and 2019, we had an average of 60.2 and 61.9 vessels, respectively, in our fleet. In the three-month period ended March 31, 2020, we accepted delivery of the secondhand containership JPO Virgo with a TEU capacity of 4,258 and we sold the containership vessel Neapolis with a TEU capacity of 1,645. In the three-month period ended March 31, 2019, we sold the containership vessels MSC Pylos and Piraeus with an aggregate capacity of 7,012 TEU. In the three-month periods ended March 31, 2020 and 2019, our fleet ownership days totaled 5,475 and 5,575 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2019	2020

Voyage revenue	$113.0	$121.4	$8.4	7.4%
Voyage expenses	(1.8)	(2.5)	0.7	38.9%
Voyage expenses – related parties	(1.0)	(1.6)	0.6	60.0%
Vessels’ operating expenses	(30.0)	(27.9)	(2.1)	(7.0%)
General and administrative expenses	(1.3)	(1.4)	0.1	7.7%
Management fees – related parties	(5.5)	(5.3)	(0.2)	(3.6%)
General and administrative expenses - non-cash component	(0.8)	(0.7)	(0.1)	(12.5%)
Amortization of dry-docking and special survey costs	(2.3)	(2.2)	(0.1)	(4.3%)
Depreciation	(29.9)	(28.1)	(1.8)	(6.0%)
Loss on sale / disposal of vessels	(18.4)	-	(18.4)	n.m.
Loss on vessel held for sale	-	(0.2)	0.2	n.m.
Vessels’ impairment loss	(3.0)	(3.1)	0.1	3.3%
Foreign exchange losses	-	(0.1)	(0.1)	n.m.
Interest income	0.8	0.6	(0.2)	(25.0%)
Interest and finance costs	(22.9)	(18.5)	(4.4)	(19.2%)
Income from equity method investments	1.7	4.2	2.5	147.1%
Other	-	0.4	0.4	n.m.
Loss on derivative instruments	(0.3)	(2.2)	1.9	n.m.
Net Income / (Loss)	$(1.7)	$32.8

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2019	2020

Voyage revenue	$113.0	$121.4	$8.4	7.4%
Accrued charter revenue	(1.8)	0.7	2.5	138.9%
Amortization of time charter assumed	-	-	-	n.m.
Voyage revenue adjusted on a cash basis	$111.2	$122.1	$10.9	9.8%

Vessels’ operational data	Three-month period ended March 31,			Percentage Change
	2019	2020	Change

Average number of vessels	61.9	60.2	(1.7)	(2.7%)
Ownership days	5,575	5,475	(100)	(1.8%)
Number of vessels under dry-docking	3	6	3	100.0%

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 7.4%, or $8.4 million, to $121.4 million during the three-month period ended March 31, 2020, from $113.0 million during the three-month period ended March 31, 2019. The increase is mainly attributable to revenue earned by (i) three vessels acquired during the fourth quarter of 2019 and one vessel acquired during the first quarter of 2020, (ii) increased charter rates for certain of our vessels during the first quarter of 2020 compared to the first quarter of 2019 and (iii) decreased off-hire days for certain of our vessels during the first quarter of 2020 compared to the first quarter of 2019, partly off-set by revenue not earned by five vessels sold during the year ended December 31, 2019 and one vessel sold during the first quarter of 2020.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 9.8%, or $10.9 million, to $122.1 million during the three-month period ended March 31, 2020, from $111.2 million during the three-month period ended March 31, 2019. Accrued charter revenue for the three-month period ended March 31, 2020 was a positive amount of $0.7 million and for the three-month period ended March 31, 2019 was a negative amount of $1.8 million.

Voyage Expenses

Voyage expenses were $2.5 million and $1.8 million for the three-month periods ended March 31, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.6 million and $1.0 million for the three-month periods ended March 31, 2020 and 2019, respectively. Voyage expenses – related parties represent fees of 1.25%1 in the aggregate on voyage revenues charged by related managers and charter brokerage fees payable to a related charter brokerage company of amount less than $0.09 million, in the aggregate.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $27.9 million and $30.0 million during the three-month periods ended March 31, 2020 and 2019, respectively. Daily vessels’ operating expenses were $5,090 and $5,374 for the three-month periods ended March 31, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $1.4 million and $1.3 million during the three-month periods ended March 31, 2020 and 2019, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $5.3 million and $5.5 million during the three-month periods ended March 31, 2020 and 2019, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the three-month period ended March 31, 2020 amounted to $0.7 million, representing the value of the shares issued to a related manager on March 30, 2020. General and administrative expenses – non-cash component for the three-month period ended March 31, 2019, amounted to $0.8 million, representing the value of the shares issued to a related manager on March 29, 2019.

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $2.2 million and $2.3 million during the three-month periods ended March 31, 2020 and 2019, respectively. During the three-month period ended March 31, 2020, five vessels underwent and completed their special survey and one was in process of completing her special survey. During the three-month period ended March 31, 2019, three vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the three-month period ended March 31, 2020 and 2019 was $28.1 million and $29.9 million, respectively.

Gain / Loss on sale / disposal of vessels

During the three-month period ended March 31, 2020, we recorded a gain of $0.01 million from the sale of the container vessel Neapolis which was classified as asset held for sale as at December 31, 2019. During the three-month period ended March 31, 2019, we recorded an aggregate loss of $18.4 million from the sale of the container vessels Piraeus and MSC Pylos. MSC Pylos was classified as asset held for sale as at December 31, 2018.

Loss on vessel held for sale

During the three-month period ended March 31, 2020, we recorded an additional loss of $0.2 million on one vessel that was classified as vessel held for sale as at December 31, 2019, representing the expected loss from her sale during the next twelve-month period.

Vessels’ impairment loss

During the three-month period ended March 31, 2020, we recorded an impairment loss in relation to three of our vessels in the amount of $3.1 million, in the aggregate. During the three-month period ended March 31, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate.

Interest Income

Interest income amounted to $0.6 million and $0.8 million for the three-month periods ended March 31, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $18.5 million and $22.9 million during the three-month periods ended March 31, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost during the three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2019.

Income from Equity Method Investments

During the three-month period ended March 31, 2020, we recorded an income from the equity method investments of $4.2 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of March 31, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the three-month period ended March 31, 2019, we recorded an income from equity method investments of $1.7 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our nine-interest rate derivative instruments which were outstanding as of March 31, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2020, the fair value of these nine-interest rate derivative instruments in aggregate amounted to liability of $7.8 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period  or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in the same line of the income statement expected for the hedged item. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended March 31, 2020, a loss of $6.0 million has been included in OCI and a loss of $2.2 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2020.

1 0.75% until June 30, 2019

Cash Flows

Three-month periods ended March 31, 2020 and 2019

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2019	2020
Net Cash Provided by Operating Activities	$47.7	$67.6
Net Cash Provided by Investing Activities	$14.6	$4.7
Net Cash Used in Financing Activities	$(73.5)	$(30.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2020, increased by $19.9 million to $67.6 million, from $47.7 million for the three-month period ended March 31, 2019. The increase is mainly attributable to the increased cash from operations of $11.0 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $4.0 million and the decreased payments for interest (including swap payments) of $4.7 million during the three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2019; partly off-set by the increased special survey costs of $3.4 million during the three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2019.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $4.7 million in the three-month period ended March 31, 2020, which mainly consisted of return of capital we received from three entities jointly -owned with York pursuant to the Framework Deed and the proceeds we received from the sale of one vessel; partly off-set by advance payments for upgrades for certain of our vessels and payment for the acquisition of one secondhand vessel.

Net cash provided by investing activities was $14.6 million in the three-month period ended March 31, 2019, which mainly consisted of proceeds we received from the sale of two vessel and advance payments for upgrades for certain of our vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $30.8 million in the three-month period ended March 31, 2020, which mainly consisted of (a) $14.6 million net payments relating to our debt financing agreements, (b) $6.8 million we paid for dividends to holders of our common stock for the fourth quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from October 15, 2019 to January 14, 2020.

Net cash used in financing activities was $73.5 million in the three-month period ended March 31, 2019, which mainly consisted of (a) $59.2 million payments relating to our debt financing agreements (including the prepayments following the sale of two container vessels during the three-month period ended March 31, 2019), (b) $6.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2018 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $2.1 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $2.2 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $2.5 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2020, we had a total cash liquidity of $237.4 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of April 29, 2020, the following vessels were free of debt.

Unencumbered Vessels
(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
ETOILE	2005	2,556
KOKURA	1997	7,403
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

COVID-19 Update

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international container shipping industry. The situation is rapidly evolving and, as such, it is difficult to predict the ultimate severity and long-term impact of the pandemic on the industry and Costamare at this time. For a detailed discussion of the impact of COVID-19 on our operations and financial performance, the Company response and an update of the relevant risk factor in the Company’s most recent Annual Report on Form 20-F (File No. 001-34934), please see below.

Impact on Operations and Financial Performance

Although we have taken steps to protect our seafarers and shore employees and ensure uninterrupted service to our clients, our operations and financial performance have been unavoidably affected by the outbreak of the COVID-19 virus.

  We have a number of vessels whose charters expire within the year and, subject to market conditions which have been volatile we may be unable to charter these vessels at the same rates or for the same length of time as we had previously expected or find a suitable employment.

  We have eight vessels currently undergoing or scheduled to undergo periodic repairs until the end of the year, whose repair period may be extended.

  We are experiencing significant delays in the installation of scrubbers in seven of our vessels, which however remain on hire during the whole installation period.

  On January 28, 2020, we received notice of a force majeure from the shipyard constructing five vessels. Of these ships, three are currently scheduled to be delivered in the third quarter of 2020 and two will have an average delay of less than a month from the original delivery schedule. At this time we do not expect delays in the delivery of the other three vessels (one scheduled to be delivered in the third quarter of 2020 and two in the second quarter of 2021). Despite the delays in the delivery of our vessels under construction, our contracted revenues from the employment of these vessels are not affected.

Costamare Response:

Our primary concern is ensuring the wellbeing of our seafarers and employees, while also providing safe and reliable services to our clients. In line with industry response we have updated and continue to update vessels’ procedures and supplied our fleet with protective equipment. We have suspended or limited crew changes, superintendent visits and provisioning in heavily affected areas and are complying with local directives and recommendations.

Shoreside, our managers operate with a skeleton staff with the remaining personnel working remotely. Our managers have also instituted enhanced safety protocols such as constant cleaning/disinfection of their premises, temperature readings, prohibition of on-site visitors, severe limitation of travel, mandatory self-isolation of personnel returning from travel and substitution of physical meetings with virtual meetings. We are also taking measures to improve the security of our network and online communications and have stepped up monitoring of our network. Our Shanghai based managers have now fully reopened their office while following the local directives enhanced with additional precautions such as flexible hours to avoid rush hour travel and remote working for employees at risk because of pre-existing conditions or age.

We are constantly monitoring the developing situation, as well as our charterers’ response to the severe market disruption via cost cutting and rationalization of their networks and fleets, and are making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to our Company.

Risk Factor Update

Our financial and operating performance has been and may continue to be adversely affected by the recent outbreak of the COVID-19 virus.

Our business has been adversely affected and may continue to be adversely affected by the recent outbreak of the COVID-19 virus, which has introduced uncertainty into our operational and financial activities and has negatively impacted, and may continue to impact negatively, global economic activity. We may be unable to re-charter our vessels or we may find employment at lower rates or for shorter periods of time. If we cannot find profitable employment for our vessels we may decide to sell them for demolition especially in case of vessels that are scheduled to undergo periodic repairs. The duration of scheduled repairs could exceed the previously calculated period, causing our vessels to remain off hire for longer periods than planned. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employment. It is also possible that the liner companies that charter our vessels will be materially impacted by the effects of the COVID-19 virus outbreak and therefore may default on their charters or seek to restructure the terms of their charters (which, however, are legally binding).

The outbreak and the related responses to the outbreak across the globe, including self-isolation and lockdown of large sections of the world population, quarantines and travel restrictions, has caused a significant decline in global output and demand in March and April of 2020. The decline has had, and is likely to continue to have, a significant negative effect on both the demand and supply of goods shipped in containerized form. If the outbreak persists or if it is contained only to be followed by successive flare-ups, demand for our services may be reduced further, which will decrease the price and number of our time charters in the future and may result in some of our vessels remaining idle for any length of time thus materially and adversely affecting our business operations.

The global recession caused by the pandemic will also severely affect financing institutions. If the impact on the financing system is not addressed, we may find it difficult to refinance loans that are maturing or to obtain financing for new projects thus materially affecting our financial position.

Conference Call details:

On Wednesday, April 29, 2020 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until May 6, 2020. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10143504.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 46 years of history in the international shipping industry and a fleet of 75 containerships, with a total capacity of approximately 547,000 TEU, including five newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”, as well as the above Risk Factor update.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List

The table below provides additional information, as of April 29, 2020, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	ZIM	2016	11,010	43,250	August 2020
7	CAPE TAINARO(i)	ZIM	2017	11,010	38,000	March 2021
8	CAPE KORTIA(i)	ZIM	2017	11,010	43,250	September 2020
9	CAPE SOUNIO(i)	ZIM	2017	11,010	38,000	March 2021
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	38,750 (net)	March 2023(3)
11	COSCO GUANGZHOU	COSCO	2006	9,469	(*)	August 2020(4)
12	COSCO NINGBO	COSCO	2006	9,469	(*)	August 2020(4)
13	COSCO YANTIAN	COSCO	2006	9,469	28,900	May 2020
14	COSCO BEIJING	COSCO	2006	9,469	28,900	May 2020
15	COSCO HELLAS	COSCO	2006	9,469	28,900	May 2020
16	MSC AZOV	MSC	2014	9,403	43,000	December 2026(5)
17	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(6)
18	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(7)
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(8)
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(8)
21	VALOR	Hapag Lloyd	2013	8,827	34,500	April 2023
22	VALUE	Hapag Lloyd	2013	8,827	34,500	April 2023
23	VALIANT	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	June 2023(9)
24	VALENCE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	July 2023(9)
25	VANTAGE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	September 2023(9)
26	NAVARINO	MSC	2010	8,531	23,000	March 2021
27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
30	MAERSK KAWASAKI	Maersk	1997	7,403	24,750	June 2020
31	KURE	COSCO	1996	7,403	21,500	May 2020
32	KOKURA	-	1997	7,403	-	-
33	MSC METHONI	MSC	2003	6,724	29,000	September 2021
34	YORK	Maersk	2000	6,648	21,500	May 2020
35	MAERSK KOBE	Maersk	2000	6,648	17,000	May 2020
36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(10)
37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(10)
38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(10)
39	MAERSK KOLKATA	Maersk	2003	6,644	(*)	March 2022(10)
40	MAERSK KINGSTON	Maersk	2003	6,644	(*)	March 2022(10)
41	MAERSK KALAMATA	Maersk	2003	6,644	(*)	March 2022(10)
42	VENETIKO	Hapag Lloyd	2003	5,928	20,000	August 2020
43	ENSENADA (i)	ONE	2001	5,576	21,000	May 2020
44	ZIM NEW YORK	ZIM	2002	4,992	12,430	October 2020(11)
45	ZIM SHANGHAI	ZIM	2002	4,992	12,430	October 2020(11)
46	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
47	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
48	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025
49	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025
50	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	13,750	January 2021
51	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020
52	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020
53	VULPECULA	-	2010	4,258	-	-
54	VOLANS	Maersk	2010	4,258	12,000	May 2020
55	JPO VIRGO	CMA CGM	2009	4,258	13,850	May 2020
56	VELA	-	2009	4,258	-	Dry Dock
57	ULSAN	Maersk	2002	4,132	12,000	June 2021
58	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
59	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
60	LAKONIA	-	2004	2,586	-	-
61	ETOILE	(*)	2005	2,556	(*)	August 2020
62	AREOPOLIS	Yang Ming	2000	2,474	9,100	May 2020
63	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
64	MESSINI	Evergreen	1997	2,458	8,650	May 2020
65	ARKADIA(i)	Evergreen	2001	1,550	8,650	September 2020
66	PROSPER	Evergreen	1996	1,504	7,100	May 2020
67	MICHIGAN	MSC	2008	1,300	6,650	September 2020
68	TRADER	-	2008	1,300	-	-
69	ZAGORA	MSC	1995	1,162	6,500	May 2020
70	LUEBECK	MSC	2001	1,078	6,200	January 2021

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(12)
1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	This charter rate will be earned by Cape Artemisio from May 12, 2020. Until then the daily charter rate will be $32,500 (net).
(4)	An undisclosed charter rate will be earned by each vessel from May 15, 2020 until expiry of the charters. Until then the daily charter rate will be $28,900.
(5)	Following scrubbers’ installation, the daily rate for MSC Azov will be increased from the current daily rate of $43,000 until December 2, 2023. The charter will also be extended for 3 years.
(6)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter the daily rate will be $35,300.
(8)	Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.
(9)	Upon redelivery of each vessel from Evergreen between June 2020 and January 2021, each vessel will commence a 3 year charter with Hapag Lloyd at a daily rate of $34,500. Until then the daily charter rate of each vessel will be $41,700.
(10)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.
(11)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2019, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fifth optional year has been determined at $12,430 per day.
(12)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Consolidated Statements of Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2019	2020

REVENUES:
Voyage revenue	$112,974	$121,404

EXPENSES:
Voyage expenses	(1,836)	(2,518)
Voyage expenses – related parties	(960)	(1,587)
Vessels’ operating expenses	(29,964)	(27,870)
General and administrative expenses	(1,263)	(1,402)
Management fees - related parties	(5,548)	(5,322)
Non-cash general and administrative expenses and non-cash other items	(778)	(676)
Amortization of dry-docking and special survey costs	(2,276)	(2,207)
Depreciation	(29,855)	(28,136)
Gain / (Loss) on sale / disposal of vessels	(18,420)	10
Loss on vessel held for sale	-	(232)
Vessels’ impairment loss	(3,042)	(3,071)
Foreign exchange losses	(11)	(142)
Operating income	$19,021	$48,251

OTHER INCOME / (EXPENSES):
Interest income	$835	$647
Interest and finance costs	(22,933)	(18,467)
Income from equity method investments	1,703	4,164
Other	41	428
Loss on derivative instruments	(321)	(2,247)
Total other income / (expenses)	$(20,675)	$(15,475)
Net Income / (Loss)	$(1,654)	$32,776
Earnings allocated to Preferred Stock	(7,643)	(7,693)
Gain on retirement of Preferred Stock	-	541
Net Income / (Loss) available to common stockholders	$(9,297)	$25,624

Earnings / (Losses) per common share, basic and diluted	$(0.08)	$0.21
Weighted average number of shares, basic and diluted	113,035,525	119,535,940

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2019	2020
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$148,928	$189,151
Restricted cash	6,912	8,656
Accounts receivable	7,397	8,926
Inventories	10,546	10,276
Due from related parties	7,576	12,651
Fair value of derivatives	748	70
Insurance claims receivable	1,607	1,285
Asset held for sale	4,908	1,926
Time charter assumed	192	191
Prepayments and other	8,430	8,570
Total current assets	$197,244	$241,702
FIXED ASSETS, NET:
Right-of-use assets	$188,429	$186,751
Vessels and advances, net	2,431,830	2,425,472
Total fixed assets, net	$2,620,259	$2,612,223
NON-CURRENT ASSETS:
Equity method investments	$111,681	$88,784
Deferred charges, net	21,983	26,496
Accounts receivable, non-current	8,600	6,785
Restricted cash	40,031	39,570
Fair value of derivatives, non-current	605	-
Time charter assumed, non-current	1,030	983
Other non-current assets	10,525	10,682
Total assets	$3,011,958	$3,027,225
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$210,745	$211,951
Accounts payable	6,215	11,209
Due to related parties	473	1,602
Finance lease liabilities	16,810	16,856
Accrued liabilities	19,417	22,283
Unearned revenue	10,387	10,676
Fair value of derivatives	397	2,346
Other current liabilities	2,090	2,250
Total current liabilities	$266,534	$279,173
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,206,405	$1,195,655
Finance lease liabilities, net of current portion	119,925	115,694
Fair value of derivatives, net of current portion	433	5,488
Unearned revenue, net of current portion	7,933	9,007
Total non-current liabilities	$1,334,696	$1,325,844
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Additional paid-in capital	1,351,352	1,355,217
Retained earnings	60,578	74,165
Accumulated other comprehensive loss	(1,214)	(7,186)
Total stockholders’ equity	$1,410,728	$1,422,208
Total liabilities and stockholders’ equity	$3,011,958	$3,027,225

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2019	2020

Voyage revenue	$112,974	$121,404
Accrued charter revenue (1)	$(1,849)	$696
Amortization of time-charter assumed	$47	$48
Voyage revenue adjusted on a cash basis (2)	$111,172	$122,148

Adjusted Net Income available to common stockholders (3)	$13,580	$32,560
Weighted Average number of shares	113,035,525	119,535,940
Adjusted Earnings per share (3)	$0.12	$0.27

Net Income / (Loss)	$(1,654)	$32,776
Net Income / (Loss) available to common stockholders	$(9,297)	$25,624
Weighted Average number of shares	113,035,525	119,535,940
Earnings / (Losses) per share	$(0.08)	$0.21

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2019	2020

Net Income / (Loss)	$(1,654)	$32,776
Earnings allocated to Preferred Stock	(7,643)	(7,693)
Gain on retirement of Preferred Stock	-	541
Net Income / (Loss) available to common stockholders	(9,297)	25,624
Accrued charter revenue	(1,849)	696
General and administrative expenses – non-cash component	778	676
Amortization of prepaid lease rentals, net	2,009	-
Amortization of Time charter assumed	47	48
Realized (Gain) / Loss on Euro/USD forward contracts (1)	96	(24)
(Gain) / Loss on sale / disposal of vessels	18,420	(10)
Loss on vessel held for sale	-	232
Vessels’ impairment loss	3,042	3,071
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	334	2,247
Adjusted Net Income available to common stockholders	$13,580	$32,560
Adjusted Earnings per Share	$0.12	$0.27
Weighted average number of shares	113,035,525	119,535,940

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, loss on vessel held for sale, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.